Maisonx, LLC
Financial Statements

For the fiscal year ending in 2018 & 2019

Unaudited

Balance Sheet

MaisonX, LLC
As of December 31, 2019 & 2018

Account	Dec 31, 2019	Dec 31, 2018
Assets		
Current Assets		
Cash and Cash Equivalents		
MaisonX	551.34	(351.25)
Total Cash and Cash Equivalents	**551.34**	**(351.25)**
Total Current Assets	**551.34**	**(351.25)**
Total Assets	**551.34**	**(351.25)**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Note		
Jesse Pliner Loan	11,770.77	17,941.19
Total Current Liabilities	**11,770.77**	**17,941.19**
Total Liabilities	**11,770.77**	**17,941.19**
Equity		
Current Year Earnings	(10,868.18)	(45,487.90)
Conv Note	37,500.00	37,500.00
Retained Earnings	(37,851.25)	(10,304.54)
Total Equity	**(11,219.43)**	**(18,292.44)**
Total Liabilities and Equity	**551.34**	**(351.25)**

Income Statement

MaisonX, LLC
For the 12 months ended 31 December 2019 & 2018

	Dec-19	Dec-18
Revenue		
Website Sales	$0.00	$0.00
Total Revenue	**$0.00**	**$0.00**
Gross Profit	**$0.00**	**$0.00**
Operating Income / (Loss)	**$0.00**	**$0.00**
Other Income and Expense		
Business Expenses	-$1,970.59	-$6,132.00
Creative Expenses	$0.00	-$13,623.13
Ecomm Expenses	-$2,681.34	-$3,632.45
Legal Expenses	-$4,725.00	-$4,907.00
Marketing Expenses	-$500.00	-$2,914.42
Product Dev Expenses	-$991.25	-$14,278.90
Total Other Income and Expense	**-$10,868.18**	**-$45,487.90**
Net Income / (Loss) before Tax	**-$10,868.18**	**-$45,487.90**
Net Income	**-$10,868.18**	**-$45,487.90**
Total Comprehensive Income	**-$10,868.18**	**-$45,487.90**

Statement of Cash Flows

MaisonX, LLC

For the year ended December 31, 2019

Account	2019	2018
Operating Activities		
Receipts from customers	0.00	0.00
Payments to suppliers and employees	(10,868.18)	(45,487.90)
Net Cash Flows from Operating Activities	**(10,868.18)**	**(45,487.90)**
Financing Activities		
Receipts from customers		0.00
Payments to suppliers and employees	11,770.77	17,941.19
Net Cash Flows from Financing Activities	**11,770.77**	**17,941.19**
Net Cash Flows	**902.59**	**(27,546.71)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	(351.25)	27,195.46
Cash and cash equivalents at end of period	551.34	(351.25)
Net change in cash for period	**902.59**	**(27,546.71)**

0.00

Statement of Owners' Equity

MaisonX, LLC

For the year ended December

Account	2019	2018
Equity		
Opening Balance	(19,042.44)	26,445.46
Current Year Earnings	(10,868.18)	(45,487.90)
Total Equity	**(29,910.62)**	**(19,042.44)**

1. ORGANIZATION AND PURPOSE

Maisonx, LLC (the "Company"), is a Limited Liability Corporation organized under the laws of the State of Delaware. The Company operates a consumer product company and derives revenue from product sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

A. Basis of Accounting The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

B. Fiscal Year The Company operates on a 52-week fiscal year ending on December 31.

C. Cash Equivalents Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company's cash positions include its operating bank account.

3. Debt

The Company issued a promissory note in exchange for $45,800 for the purpose of funding continuing operations ("the Note"). The note accrues interest at the rate of 0.00% per annum and is payable by the end of 2022. The Note was issued to Jesse Pliner ($37,800), the Company's Managing Member, and SuAnn Pliner ($8,000) a related party.